RAM Energy Resources, Inc. Meridian Tower, Suite 650 5100 East Skelly Drive Tulsa, Oklahoma 74135-6549 918.663.2800 FAX 918.663.9540

July 15, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Joanna Lam

Re:	RAM Energy Resources, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 12, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Filed May 7, 2009

Definitive Proxy Statement on Schedule 14A

Filed April 2, 2009

File No. 000-50682

Ladies and Gentlemen:

This will acknowledge receipt of your comment letter of June 30, 2009 regarding the annual report on Form 10-K of RAM Energy Resources, Inc. (the “Company”) for its fiscal year ended December 31, 2008, the quarterly report on Form 10-Q of the Company for its fiscal quarter ended March 31, 2009, and the Definitive Proxy Statement on Schedule 14A of the Company filed April 2, 2009. With respect to the comments, you are advised as follows:

Form 10-K for the Fiscal Year Ended December 31, 2008

Risk Factors, page 7

1.

Rather than suggesting only that you have provided “some of the more significant factors” and that the list “may not be exhaustive,” instead make clear that you include in this section all the known, material risks.

In future filings, the paragraph in Item 1A, Risk Factors will read:

We face a variety of risks that are inherent in our business and our industry, including operational, legal and regulatory risks. The following are the known, material risks that could affect our business and our results of operations.

Selected Financial Data, page 30

2.

We note you define the non-GAAP financial measure titled “EBITDA” as net income (loss), interest expense, amortization and depreciation, accretion, income taxes, share-based compensation, impairment charges, settlement charges and unrealized gains (losses) on derivatives. If you wish to retain this measure in your filing, you will need to utilize a different title for this non-GAAP measure to comply with Item 10(e)(1)(ii)(E) of Regulation S-K as it is not calculated exactly as net income before interest, taxes, depreciation and amortization.

In future filings, we will refer to the non-GAAP financial measure as “Modified EBITDA,” defined as net income (loss) before interest, amortization and depreciation, accretion, income taxes, share-based compensation, impairment charges, settlement charges and unrealized gains (losses) on derivatives.

Controls and Procedures, page 74

3.

Please comply with Item 308(c) of Regulation S-K, which requires that you disclose any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.

We had no changes to report in the last fiscal quarter of 2008.

In future filings, we will disclose either (i) the disclosable changes made to our internal control over financial reporting or (ii) that no changes have been made to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Definitive Proxy Statement on Schedule 14A filed April 2, 2009

4.

Please confirm in writing that you will comply with the following comments in all future filings. Also provide us with an example of the disclosure you intend to use in each case. After our review of your responses, we may raise additional comments.

RAM Energy Resources, Inc. will comply with the comments contained in the June 30, 2009 letter from Ms. Joanna Lam of the United States Securities and Exchange Commission for all future filings. Examples of the disclosure we intend to use for future filings are provided in the responses below.

Base Salary, page 14

5.

We note that “[b]ase salary ranges are designed so that salary opportunities for a given position generally will be within the 50th percentile of the market salary surveyed.” In this regard, it appears that you benchmark compensation to other companies. Please identify the component companies that comprised the peer group. See generally Item 402(b)(2)(xiv) of Regulation S-K.

As stated in our Definitive Proxy Statement on Schedule 14A filed April 2, 2009, the Compensation Committee engaged Pearl Meyer & Partners, an outside consulting firm to assist the Board and the Committee in crafting our total compensation program for our executive officers and to assist the Board in determining compensation for our directors. Pearl Meyer provided the Committee with a competitive salary analysis with market average executive salaries in companies similar to ours. The peer group referenced in the Pearl Meyer report consisted of: Berry Petroleum, Brigham Exploration Company, Delta Petroleum Corporation, Edge Petroleum Corporation, McMoran Exploration Company, Parallel Petroleum Corporation, Petrohawk Energy Corporation, Swift Energy Company, TXCO Resources, Inc., Venoco, Inc., and Whiting Petroleum Corporation.

We did not include a listing of the companies in the peer group because our Compensation Committee does not "benchmark" executive compensation to other companies. Our Definitive Proxy Statement notes that in determining base salaries for our executive officers, in addition to market data provided by outside consultants with respect to a select peer group of companies, our Compensation Committee also considers the current level of the executive's compensation, both internally and relative to other Company officers, and the executive's individual performance, which is the critical factor in determining merit-based increases.  The process can best be described as (i) first, looking within our Company at the current salary structure among the executive group to ensure fairness and consistency, (ii) second, evaluating each executive's individual performance to ensure that compensation is performance based and (iii) third, looking at peer group companies to determine if the range of compensation paid to our executives is within the "fairway" of the compensation paid to executives in similarly situated companies.  The use of peer group data, while part of the process, is intended (i) to ensure that the compensation paid to our executives is fair when compared to similar companies and (ii) to give the Compensation Committee some objective basis to support its salary determination decisions.

That being said, we have no reason not to disclose the companies in the peer group, and will do so in future filings if any market salary survey is considered by the Compensation Committee. Also, we will review the Compensation Committee’s deliberations for 2009 to determine whether the phrase “[b]ase salary ranges are designed so that salary opportunities for a given position generally will be within the 50th percentile of the market salary surveyed” should be modified, and if so, will modify to correctly describe such deliberations.

Performance-Based and Incentive Compensation, page 14

6.	Please state how you determined the amount of stock-based awards and performance-based cash bonuses for 2008, and clarify whether a formula was used.

As stated in our Definitive Proxy Statement on Schedule 14A filed April 2, 2009, the Compensation Committee did not use specific financial or operational targets to determine awards of incentive compensation for 2008. The Committee deliberated on the implementation of such a plan and determined that many of the components of financial and operational targets are outside of management control because of the nature of the oil and gas industry.

For determination of the 2008 stock-based awards, the Committee considered a 2007 report from Villareal & Associates in addition to the factors specified under the heading “Compensation Philosophy and Objectives in our Definitive Proxy Statement.” As discussed above, the Compensation Committee neither benchmarks awards based on any market salary survey nor maintains a formal policy or purely objective criteria to determine award grants. Mr. Austin, hired April 1, 2008, negotiated and the company agreed on the grant of 100,000 shares as a hiring incentive as part of his employment arrangement.

For determination of the 2008 performance-based cash bonuses, the Committee considered the 2008 Pearl-Meyer & Associates executive total compensation report containing market data from industry peers (as referenced above) for consideration of executive bonuses. From this report, the Committee established target bonuses including a range from threshold to maximum bonuses. The Committee, in its discretion, evaluated individual performance, among other factors, and determined the 2008 performance-based cash bonuses. The resulting bonuses were within the market of the peer companies considered in the Pearl-Meyer & Associates report. Again, the Committee did not benchmark any cash bonuses based on this report.

Example of Disclosure for Future Filings

Performance-Based and Incentive Compensation

If still relevant, the following paragraphs will be added to our future filings:

Grants of restricted stock were based on a formula suggested by our Chief Executive Officer of a factor (determined by employee grade level) multiplied by base salary and divided by the average price per share (minimum 4.05/per share). The number of shares granted to any executive officer may not exceed 100,000 shares per year. The Committee reviews this recommendation and then finalizes the grant after consideration of subjective factors deemed relevant in its own discretion.

For determination of the performance-based cash bonuses, the Committee established target bonuses including a range from threshold to maximum. The Committee, in its discretion, evaluated individual performance, among other factors, and determined the performance-based cash bonuses. The Committee reviewed the Pearl-Meyer &

Associates executive total compensation report containing market data from industry peers (as referenced above) to ensure that the resulting bonuses were within the market of similar positions among industry peers.

Director Compensation, page 30

7.	Please disclose the aggregate number of stock awards outstanding at fiscal year end held by each of your directors. See the Instruction to Item 402(k)(2)(iii) and (iv).

Outstanding Equity Awards at Fiscal Year-end - Directors

	Stock Awards
(a)	(i)	(j)
Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Sean P. Lane	15,000	$76,050
Gerald Marshall	15,000	76,050
John M. Reardon	15,000	76,050

The Company will include this Table in future filings.

Engineering Comments

Supplementary Oil and Natural Gas Reserve Information, page 69

8.	Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Our future filings will include the SEC definition of proved reserves found in Rule 4-10(a) of Regulation S-X as it exists on the date of filing.

9.

You state that you retain independent engineering firms to provide year-end estimates of your future net oil, natural gas and natural gas liquids reserves. Please identify these firms to comply with Instruction 4.B to Item 102 of Regulation S-K.

The estimates of proved oil, natural gas and natural gas liquids reserves used to prepare the 2008, 2007 and 2006 year-end consolidated financial statements were provided by Forrest A. Garb & Associates, Inc. and by Williamson Petroleum Consultants, Inc., both of which are independent petroleum consulting firms.

Our future filings will include this disclosure for any firms used to provide estimates of our future net oil, natural gas and natural gas liquids reserves.

10.	Please provide us with a copy of your 2008 reserve report.

An electronic version in pdf format will be emailed to James Murphy, the SEC examiner who is responsible for the engineering comments, on the same day this letter is submitted to the SEC.

11.

We note some significant reserve changes due to revisions, extensions and discoveries and purchases. Please include explanations for significant reserve changes in your disclosure to comply with paragraph 11 of SFAS 69.

The downward “Revision of Previous Estimates” of the Company’s net crude oil reserves reported at December 31, 2008 was primarily due to a significant change in economic factors. The NYMEX price of crude oil decreased from $96.01 per Bbl at December 31, 2007 to $44.60 per Bbl at December 31, 2008. The resulting change in the economic limit and recoverable reserves caused a 3.9 million barrel reduction in the Company’s net crude oil reserves.

The upward revision of the Company’s net gas reserves reported at December 31, 2008 due to “Extensions & Discoveries” was the result of the extension of the proved acreage of previously discovered reservoirs through additional drilling and the discovery of new reservoirs in existing fields. The Company drilled or participated in the drilling of 17 gas wells in 2008 which were in unproven areas of existing fields. This drilling activity resulted in the addition of approximately 6.5 Bcf of net gas reserves. The extension of the proved areas in these existing fields resulted in the addition of 15 proved undeveloped gas well locations that resulted in the addition of approximately 12 Bcf of net gas reserves.

The “Purchase of Reserves” reported at December 31, 2007 was the result of the Company’s acquisition of Ascent Energy, Inc. in November of 2007.

Our future filings will include this disclosure, as well as additional relevant disclosure for significant reserve changes in future years.

12.

Please tell us how much oil, natural gas and natural gas liquids you were projected to produce in 2008 from the total proved reserves estimated in your 2007 reserve report. Please reconcile any major differences between the forecasted amount and the actual amounts produced in 2008, and disclose the reasons for those differences.

The 2008 net total proved production forecast as of December 31, 2007 and the actual 2008 produced volumes are tabulated below:

	December, 31 2007 Production forecast for 2008	2008 Actual Net Production

Oil (MBbl)	1,124	1,187
Gas (MMcf)	7,259	6,082
NGL (MBbl)	388	354

MBoe	2,822	2,555

The 2008 production variance is mostly due to a shortfall in gas production (a variance of 1,180 MMcf). Due to the sharp decline in oil and gas prices and an uncertain energy market, RAM revised the Company drilling budget to adjust to the marketplace. As oil and gas prices fell, we reduced our drilling budget and elected to participate in drilling opportunities that carried less capital exposure and lower economic risk. The result was that our drilling program was more oil weighted than gas and the actual locations drilled varied from the December 31, 2007 projection, resulting in a shortfall in gas production compared to the year-end 2007 forecast.

Our future filings will include this disclosure, as well as additional relevant disclosure for future years.

13.	Please tell us how much of your revisions of oil, natural gas and natural gas liquids in 2008 were due to price changes and how much were due to performance changes.

The Revisions due to price changes and those due to performance changes are as follows:

	Revisions due to Price Changes	Revisions due to Performance Changes

Oil (MBbl)	(3,920)	(648)
Gas (MMcf)	(5,245)	1,612
NGL (MBbl)	(576)	148

MBoe	(5,370)	(231)

14.

Your proved undeveloped reserves, as a percentage of total reserves, appear to have increased from 29% in 2006 to approximately 40% in 2008. Please tell us the reasons for the relative change in your undeveloped reserves over these two years. Please also tell us the quantity of proved undeveloped reserves you developed in 2008 and the quantity you expect to develop in 2009.

The percent of proved undeveloped reserves by year is as follows:

	MMBoe
Year	Total Proved	Proved Undeveloped	% Undeveloped
2006	18.5	5.3	29.0
2007	39.4	14.8	37.0
2008	36.2	14.3	40.0

RAM purchased Ascent Energy Inc. effective November 29, 2007. The combination of the companies increased the weighting of undeveloped reserves to 37%. The proved undeveloped weighting to total reserves increased again in 2008 due to a reduction in total proved reserves caused by price changes.

The quantity of proved undeveloped reserves as of December 31, 2007 that we developed in 2008 and the quantity forecast as of December 31, 2008 that we expect to develop in 2009 is as follows:

	2007 PUD Developed in 2008	2008 PUD Forecast for 2009

Oil (MBbl)	883	1,046
Gas (MMcf)	3,063	4,507
NGL (MBbl)	127	258

MBoe	1,520	2,055

The above should respond to your comments. We believe that the comments, while relevant, seek amplification of information already contained in the Form 10-K, Form 10-Q and Schedule 14A and the responses included above are such that an amendment to the Form 10-K, Form 10-Q, and Schedule 14A should not be required. In this regard, the Company will undertake to include the relevant information in future filings.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RAM Energy Resources, Inc.

By /s/ G. Les Austin

G. Les Austin,

Senior Vice President and Chief Financial Officer